UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Additional Petition for Approval of Filing a Derivative Action

Item 1

Additional Petition for Approval of Filing a Derivative Action

Further to the Company's report dated July 12, 2016, the Company hereby reports that it received another petition submitted by a shareholder (whose application was mentioned in the aforementioned report) to the Economic Division of the Tel-Aviv District Court for the approval of filing a derivative action.

The subject of the petition (like the earlier petition, described in the aforementioned report), is the annual bonuses paid for the years 2014 and 2015 to the top-five highest paid senior officers of the Company, including the CEO and the Chairman of the Board of Directors, allegedly in a manner not conforming to the Company’s Compensation Policy and not in the best interest of the Company. The petition was submitted against the Company, the aforementioned senior officers and the members of the Board of Directors who approved the grant of said bonuses. According to the petition, the Court is requested to compel the top-five highest paid senior officers and the other Company officers, to retrieve the bonuses paid to them. Alternatively, the Court is requested to demand that the members of the Board of Directors compensate the Company for damages incurred in respect of the approval of these grants. The total claim is for $5.5 million (approximately ILS 21.3 million).

The Company strongly rejects the petition and shall submit its response to the Court according to the law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: July 20, 2016